

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2013

Via Email
James Benson
Chief Financial Officer
Akamai Technologies, Inc.
8 Cambridge Center
Cambridge, MA 02142

> **Re:** **Akamai Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 1, 2013**
> **Form 10-Q for the Quarterly Period Ended March 31, 2013**
> **Filed May 10, 2013**
> **File No. 000-27275**

Dear Mr. Benson:

We have reviewed your letter dated June 14, 2013 in connection with the above-referenced filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 17, 2013.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 32

1.   We note the proposed disclosure provided in response to prior comment 1. Please revise your proposed disclosure to also discuss why the cash held outside the United States would not be subject to federal taxation if returned to the United States.

Form 10-Q for the Quarterly Period Ended March 31, 2013

Item 1. Financial Statements (unaudited)

Notes to Unaudited Consolidated Financial Statements

Note 1. Nature of Business and Basis of Presentation, page 7

2.   We note your response to prior comments 2 and 3. It is unclear to us whether there was a change in the function or underlying activities of the global services and support organization or the network build-out and support group such that a change in classification was warranted. Please describe the services being provided under each of these groups in 2012 and 2013 and tell us whether the underlying services provided by these groups changed between 2012 and 2013.

- To the extent that there was not a change in function or a change in the underlying activities, tell us how you concluded that the presentation in financial statements issued for periods prior to 2013 was appropriate such that you did not previously classify these expenses as cost of revenue.
- To the extent that there was a change in function or a change in the underlying activities, provide additional details regarding how and when the functions and activities changed and tell us how you concluded that the reclassification of these expense for periods prior to 2013 was appropriate in your 2013 financial statements.

3.   Additionally, it remains unclear to us how you concluded that a change in the way you analyze your business would result in the reclassification of expenses. As cost of revenues represent the collective costs of deriving revenue, please tell us how you concluded that excluding the costs of services and support and network build-out and support from cost of revenues in your financial statements for periods prior to 2013 was appropriate and did not contain an error.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief